July 12, 2013

VIA EDGAR

John Cash
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	Standard Pacific Corp.
Form 10-K for Fiscal Year Ended December 31, 2012
File No. 1-10959

Dear Mr. Cash:

This letter sets forth the responses of Standard Pacific Corp. (the “Company”) to the comment letter, dated May 30, 2013, received from the staff of the Securities and Exchange Commission (the "Staff") concerning Standard Pacific’s Annual Report on Form 10-K for the year ended December 31, 2012 (the "Form 10-K").  Please find our responses to the Staff’s comments below.  For your convenience, we have copied each of the Staff’s comments immediately preceding our responses.

As a preliminary matter, we note that we will be providing supplemental information to the Staff under separate cover.  Pursuant to 17 C.F.R. §200.83, the Company requests that this information be maintained in confidence, not be made part of any public record and not be disclosed to any person.  If the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act or otherwise, the Company requests that it be notified immediately so that it may further substantiate this request for confidential treatment.

Financial Statements

Note 11-Income Taxes, page 60

1.
We note you substantially reversed your valuation allowance for deferred tax assets in the fourth quarter of 2012.  It appears you did so based on your ability to generate pre-tax income in the five most recent fiscal quarters.  Prior to that, we note the last fiscal year you generated pre-tax income was in 2006.  Given the modest level of pre-tax income you have recently generated and the relatively short duration of your return to profitability, coupled with the significant uncertainties associated with your industry, please provide us with a more comprehensive explanation of why you believe it was appropriate to substantially reverse your deferred tax asset valuation allowance in the fourth quarter of 2012.

John Cash
July 12, 2013

Standard Pacific Response:

BACKGROUND

Overview.  In accordance with ASC 740, Income Taxes (“ASC 740”), we periodically assess our deferred tax asset (“DTA”) to determine whether all or any portion of the asset is more likely than not unrealizable.  We are required to establish a valuation allowance for any portion of the asset that we conclude is more likely than not unrealizable.  Our assessment considers, among other things, the nature, frequency and severity of our current and cumulative losses, forecasts of our future taxable income and the duration of statutory carryforward periods.

As of December 31, 2012, we had a DTA of approximately $477 million (excluding the $1.4 million deferred tax asset related to our terminated interest rate swap).   From the 2007 fourth quarter through the end of the 2012 third quarter (due primarily to cumulative losses, housing market uncertainty and our ability to predict future taxable income), we determined that an aggregate valuation allowance against the full balance of our DTA was required (excluding the component of our DTA relating to our terminated interest rate swap).  In addition, we underwent a change in ownership for purposes of Internal Revenue Code Section 382 (“Section 382”) on June 27, 2008. As a result, a portion of our DTA became subject to the various limitations on its use that are imposed by Section 382.  At December 31, 2012, $248 million of our DTA was subject to Section 382 limitations, of which $100 million was subject to the unrealized built-in loss limitations (the limitation with respect to this $100 million expired on June 27, 2013 and the full amount remains available) and $148 million was subject to federal and state net operating loss carryforward limitations.

Rationale for Re-Evaluation of DTA.  We generated $49.4 million of pretax income during the three-year period ending December 31, 2012 (exiting a three year cumulative loss position), which included $78.2 million of pretax income in fiscal 2012.  Our solid financial results in 2012 were reflective of the execution of our strategy and the continued gradual improvement of the housing market. Throughout the year, home sales and prices trended up steadily in most of our markets and this positive activity, coupled with reports of falling unemployment, historically low interest rates, and high affordability, helped to bolster confidence in potential home shoppers.  This improvement, which was reflected by our increasing sales and absorption rates and rising backlog, as well as our exit from a three year cumulative loss position, caused us to re-evaluate the appropriateness of the valuation allowance established against our deferred tax asset.

ACCOUNTING GUIDANCE

Under ASC 740, a valuation allowance is recognized if, based on the weight of all available evidence, it is more-likely-than-not (likelihood of more than 50%) that some portion, or all, of the deferred tax asset will not be realized.  ASC 740 requires both positive and negative evidence to be considered to determine whether, based on the weight of that evidence, a valuation

John Cash
July 12, 2013

allowance for deferred tax assets is needed.  For purposes of this ASC 740 analysis, historical information is supplemented by all currently available information about future years.

ANALYSIS

Summary

According to the U.S. Census Bureau, 2012 represented the 4th worst year for new home sales since the bureau began keeping this record in 1963.  Despite this historically low level of new home sales, the Company was able to generate $78 million of pre-tax income during 2012.  Our analysis of our deferred tax asset reveals that, even if new home sales were to continue at the historically low pace experienced during 2012 and we were unable to achieve pre-tax income in excess of the pre-tax income we experienced during 2012 (which we do not believe will be the case), we would still be able to fully utilize our deferred tax asset.  This fact, coupled with the other positive evidence described below, in our view significantly outweighed the available negative evidence and allowed us to conclude, in accordance with ASC 740, that it was more likely than not that all of our deferred tax asset at December 31, 2012 would be realized.

Analysis of Negative Evidence

Overview.  The negative evidence we evaluated included:

•	Recent cumulative losses
•	Unsettled Circumstances (general economy and housing market, mortgage credit availability)
•	Section 382 limitations
•	State NOL limitations

Cumulative Loss Analysis.

We generated $78.2 million of pretax income during fiscal 2012 and $49.4 million of cumulative pretax income over three year period ended December 31, 2012.  Including our Q4 2012 pretax income of $33.1 million, we had generated positive income for the latest five quarters and the projections we have provided to the Staff under separate cover indicate that we will generate positive pretax income into the foreseeable future.  As illustrated in the chart below, all key operating metrics improved materially as we entered 2013 compared to entering 2012 when we generated $78 million in pretax profit, suggesting we will be more profitable in 2013 than we were in 2012.  The best forward looking operating metrics we have are backlog growth and backlog gross margin.  As of December 31, 2012, our backlog was up 106% from the end of the prior year and our expected gross margin in backlog was also up 220 bps, giving us significant confidence that 2013 will be materially better than our 2012 performance.

John Cash
July 12, 2013

 The Company saw its business volume and profitability drop starting in fiscal 2006.  During the period from 2006 to 2011 our home closing volume dropped roughly 76% (home closings were 10,763 in 2006 and dropped to 2,563 homes in 2011).    In 2007, the Company reported a pretax loss from continuing operations of $844 million.  These losses continued in 2008 (pretax loss from continuing operations of $1,237 million), 2009 (pretax loss from continuing operations of $109 million), 2010 (pretax loss of $12 million) and 2011 (pretax loss of $16 million).  These losses were driven overwhelmingly by inventory, joint venture and goodwill impairments, and write-offs of option deposits to purchase land.  During this time, the Company also recorded severance & lease termination charges and debt restructuring charges.  Excluding these unusual items, pretax results from continuing operations were income of $139 million in 2007, loss of $43 million in 2008, loss of $9 million in 2009, income of $20 million in 2010 and income of $0.9 million in 2011.  The corresponding tax losses generated in fiscal years 2007 to 2009 resulted in approximately $480 million of federal income tax refunds from the carryback of these tax losses to prior years.

John Cash
July 12, 2013

In addition to losses incurred resulting from impairments, we additionally experienced higher contract cancellations during this timeframe.  As a percentage of the number of gross contracts signed in fiscal 2007, 2008, 2009, 2010 and 2011, homebuyers cancelled 30%, 26%, 18%, 18%, and 16% in those years, respectively.  We note that our contract cancellation rates since fiscal 2009 have been comparable to our historical average of cancellation rates prior to fiscal 2006.  For fiscal 2012, homebuyers cancelled 13% of gross contracts signed during the year (compared to 16% in fiscal 2011).

Unsettled Circumstances--Macroeconomic Conditions

While general economic conditions have improved significantly over the past few years, there is still a level of uncertainty within the macroeconomic environment and substantial room for improvement.  Factors outside of our control, such as unemployment, consumer confidence, the European economic crisis, the “fiscal cliff”, and the political environment could negatively or positively impact our business.  Of course factors outside our or any business’s control will always exist.

In October 2009, the unemployment rate hit 10%, its highest level since 1982.  Since then the unemployment rate dropped to 7.8% at the end of 2012, however this level is still higher than historical levels of unemployment in the United States.  Despite these higher levels of unemployment over the past several years, we believe our target customers generally have remained employed during the downturn (unemployment among college graduates is less than 5%) and have, until recently, merely deferred their home buying decisions due to concerns over the direction of the economy and media headlines suggesting that home prices continue to decline.  These headlines reversed during 2012 and, instead, began to discuss significant increases in home prices.

John Cash
July 12, 2013

In March 2009, consumer confidence dipped to a low of roughly 25 points, its lowest level over the prior 10 years.  Since then, consumer confidence level rose to roughly 70 points by October 2012.  While consumer confidence levels have not returned to historical levels (a high of roughly 112 points was reached in August 2007), there was an overall improvement in consumer confidence during 2012 despite political uncertainty, the European crisis and the fiscal cliff.

While we saw general improvement in macroeconomic conditions during 2012, there still existed some uncertainty with respect to pace and the extent of the recovery.  However, we continued to believe that as the economy and consumer confidence improve, the unemployment rate declines, and home prices increase, pent-up demand will be released and more buyers will continue entering the market.  In addition, during 2012 we began to see new home sales starting to bounce from the bottom.  Since February 2011, new home sales recovered from an annual pace of 273,000 to 389,000 in September 2012.

All in all, we did not consider the macroeconomic environment at the time we performed our DTA analysis to be negative. While we were seeing many positive macro-economic signs and significant year-over-year improvement in our own performance, we continued to believe that the housing recovery would likely be an uneven one.  On the positive side, however, in addition to low mortgage rates, strengthening housing demand, and rising prices, the number of homes listed for sale in the U.S. had fallen by more than 40% from the peak in 2007, and nearly 20% in 2012 alone.  Homes remained extremely affordable, with home prices 30% below their

John Cash
July 12, 2013

July 2006 peak.  In addition, resale homes were selling more quickly, reflecting the increase in demand we had been seeing across our markets, including from buyers that are now three years or more removed from a short-sale or foreclosure who have chosen to re-enter the market.

Unsettled Circumstances--Availability of Customer Mortgage Financing.

Also on the negative side, although mortgage rates remained at all-time historical lows, mortgage underwriting criteria was stringent and regulatory headwinds continued to preclude any meaningful relaxation of these standards.  In our view, the availability of mortgage credit was one of the key factors that would dictate the ultimate scope and pace of the housing market recovery.  In recent years, tightened credit standards shrunk the pool of potential homebuyers and hindered accessibility to or eliminated certain loan products previously available to homebuyers.  While our move-up homebuyers are not as frequently directly impacted by this tightening, some of our homebuyers have found it more difficult to sell their existing homes as their buyers face these difficulties.  However, while the range of mortgage products available to a potential home buyer is not what it was in 2005-2007, we saw improvements during 2012.

Section 382 Limitations

We underwent a change in ownership for purposes of Internal Revenue Code Section 382 (“Section 382”) on June 27, 2008. As a result, a portion of our DTA became subject to the various limitations on its use that are imposed by Section 382.  At December 31, 2012, $248 million of this asset was subject to limitations, of which $100 million was subject to the unrealized built-in loss limitations (note: such limitations expired on June 27, 2013 with respect to this $100 million which is available for future use) and $148 million was subject to federal and state net operating loss carryforward limitations.  The $148 million of our DTA related to net operating loss carryforwards was subject to a $15.6 million gross annual deduction limitation for both federal and state purposes.  As illustrated in the projections provided to the Staff under separate cover, we do not anticipate the federal carryforwards will expire prior to their use.  Therefore, we determined that Section 382 would not have a negative impact on our ability to realize our DTA.

Other Negative Evidence

We have also considered the other examples of negative evidence mentioned in ASC 740-10-30-21.  We note, however, that for federal tax purposes:

a.	Standard Pacific has never had a federal NOL/tax credit carryforward expire unused.
b.	We do not expect losses in early future years (or in any projected future year, see projections provided under separate cover).
c.	Other than noted above, we are unaware of any unsettled circumstances that would adversely offset future operations / profit levels.

John Cash
July 12, 2013

d.	For federal purposes, our NOL carryforward period is 20 years and, therefore, not deemed to be brief.

Positive Evidence

Overview.  As described more particularly below, as of December 31, 2012, the Company was profitable for five consecutive quarters and, as illustrated in the projections provided to the Staff under separate cover, had projected significant profitability into the forseeable future.  In addition, as of such date, analysts were generally extremely bullish on the future of the housing sector in general and the Company specifically, and many macroeconomic signs were continuing to improve, and were expected to improve further over the next several years.  Applying the “more likely than not” standard of ASC 740, this significant positive evidence, when weighed against the limited negative evidence that exists, and in light of the significant income we expect to generate in future years (detailed in the projections provided under separate cover), overwhelmingly supported the reversal of the entire valuation allowance on our federal DTA.

2012 Operating Results

Our results for fiscal 2012 reflected a continuation of positive momentum and further progress against our strategy.  New home deliveries, net new orders, revenue from home sales and homes in backlog were up 30%, 44%, 35%, and 106%, respectively, as compared to the prior year.  Pretax income for fiscal 2012 was $78.2 million, compared to a net loss of $16.5 million in the prior year.  Our fourth quarter absorption rate of 2.2 was up 70% versus the fourth quarter of 2011.  Gross Margin of homes in backlog as of December 31, 2012 also continued to improve.  At 21.3%, our expected backlog gross margin was at its highest point since the 2010 fourth quarter.

Other positive trends:

•	Pricing stabilized and we were demonstrating the ability to raise prices
o	During the 2012 second quarter, we raised base prices in over 46% of our communities. Base price increases ranged from $1,000 to $105,000;
o
We continued to see pricing opportunities in the 2012 third quarter as we raised base prices in over 55% of our communities.  74% of the communities which implemented base price increases in the 2012 second quarter also implemented base price increases in the 2012 third quarter

•	Incentives stabilized during 2009 through 2011 and decreased throughout much of 2012

The 2012 fourth quarter represented our fifth consecutive quarter of profitability.  We had 1,404 homes in backlog as of December 31, 2012, which represented a 106% increase in backlog units compared to the end of 2011.  In addition, as of December 31, 2012, we had 215 completed

John Cash
July 12, 2013

speculative homes and 611 speculative homes under construction (we note that our construction cycle is three to six months).  Over the last three years, speculative homes sold and closed in the same quarter ranged from 209 homes to 297 homes.  Based on our year-end backlog, our history of selling and closing speculative homes, our active and planned selling communities, our overhead structure and expected strong gross margins, we expected to report profitable quarters in 2013.  The projections contained in the supplemental materials we have provided to the Staff under separate cover project our pretax income for fiscal 2013 and beyond, demonstrating expected future profitability.

Outlook for 2013 (as contemplated when we were undertaking the DTA analysis)

Sales

We expected the positive momentum experienced in 2012 to continue in 2013 as we believed we are only in the early innings of the housing recovery.  In 2013, we expected a significant increase in sales from 2012.

Price

Our average selling price (“ASP”) is impacted by product/geographic mix and by real price appreciation.  In 2012, our ASP for homes delivered increased 4%, even after taking into account a mix impact as we delivered less luxury homes from our So. Cal division.  Our same plan/same community pricing was up approximately 7% when comparing 3Q12 vs. 3Q11.  For 2013, we projected our ASP to increase 5% to $379 thousand.  This 5% increase resulted from a mix shift to more move-up homes as we were projecting a 2% increase in same plan/same community pricing.

Deliveries

The projections contained in the materials provided to the Staff under separate cover set forth the increase in total deliveries that we are expecting for 2013 and beyond.

SG&A

SG&A has historically been predictable.  Given the operating leverage inherent in the business, we expect our SG&A rate to decline from the 14.3% level reported in 2012.

Pre-Tax

The projections provided to the Staff under separate cover describe the significant increase in pre-tax profits we projected from 2012 to 2013.

John Cash
July 12, 2013

Industry Trends / Improvement in Housing Market

While still not to pre-recession levels, there has been a significant improvement in the housing market which has been driven primarily by pent-up demand, compelling affordability, low interest rates, and the expectation of rising prices.

The 2012 spring selling season was the most robust and sustained for Standard Pacific since the downturn began in late 2005 (until an even more robust spring selling season 2013) and this upward trend is consistent with the improvement other new home builders were experiencing.  Builder confidence in the market for newly built, single family homes rose for the sixth consecutive month in October 2012 to 41, the highest reading since June 2006 according to the National Association of Home Builders/Wells Fargo Housing Market Index.  Additionally, according to the S&P/Case-Shiller Home Price Index, average home prices increased 0.9% in August 2012 versus July 2012, reflecting increases for the fourth consecutive month.

In September 2012, David Blitzer, Chairman of the Index Committee at S&P Dow Jones Indices stated, “the news on home prices in this report confirm recent good news about housing.  Single family housing starts are well ahead of last year’s pace, existing home sales are up, the inventory of homes for sale is down and foreclosure activity is slowing.  All in all, we are more optimistic about housing.  Upbeat trends continue.  Stronger housing numbers are a positive factor for other measures including consumer confidence…..The positive news in both the monthly annual rates of change in home prices over the past few months signals a possible recovery in the housing market.”

John Cash
July 12, 2013

At the time we made our determination, we believed, based on leading industry data, that new home and resale inventories were at healthy levels.  Resale homes were selling more quickly, reflecting the increase in demand we had been seeing across the country, including from buyers that were three years or more removed from a short-sale or foreclosure that chose to re-enter the market.

[

John Cash
July 12, 2013

Data from the September 2012 S&P Residential Real Estate Indicators notes that housing starts increased to 750,000 in August 2012 from 581,000 in August 2011, an increase of almost 30%.  Contributing to this increase was an increase in the Consumer Confidence index which was 72.2 in October 2012 versus 46.4 in September 2011.

Increased Market Share / Reduced Competition

We continue to see reduced competition from the small and mid-sized private builders that had been our primary competitors in the move-up segment.  We believe that many of those builders are no longer in business and that access to capital for the surviving private builders remains severely constrained.  We envision that there will be fewer and more selective lenders serving our industry as the market rebounds and that those lenders likely will gravitate to the homebuilding companies that offer them the greatest security, the strongest balance sheets and the broadest array of potential business opportunities.  While some smaller builders will probably ultimately re-emerge with new capital, the scarcity of attractive land is a further impediment to their re-emergence.  As demonstrated by the chart below, although new home sales share of total home sales are off their historic average, public homebuilders have a larger market share of new home sales, with Standard Pacific demonstrating consistent momentum in year over year new order growth over the last six quarters.

John Cash
July 12, 2013

Source: John Burns Real Estate Consulting
Public builders include TOL, HOV, MDC, LEN, MHO, BZH, KBH, NVR, SPF, MTH, PHM, DHI, and RYL

Land Inventories

Having successfully exported our decades of proven master planning and land development expertise in California – where land acquisition has always been under the most pressure and the most complex –to all of our markets across the country, we are able to secure highly desirable and often complicated land opportunities that others may not have the depth of experience or expertise to pursue.  Over the last few years, as opportunities to acquire finished homesites in “A” locations that meet our underwriting criteria have diminished, our ability to acquire, plan and develop larger partially developed and undeveloped land parcels has provided a real advantage to us as we have worked to position ourselves for profitable growth.

During fiscal, 2012, we purchased $542 million of land (9,344 homesites).  As of December 31, 2012 we owned 25,475 homesites, which represents a 5.8 year supply based on the Company’s deliveries for fiscal 2012.  We additionally had 4,100 homesites under option and 63 letters of intent outstanding to purchase approximately 10,900 homesites.  The purchases of these land parcels are scheduled over the next several years and will position us to continue the level of expansion needed to sustain our expected level of growth.

Increasing Demand / Housing Starts

We believe the housing recovery is being driven by pent-up demand, low interest rates, attractively priced homes and the fear of rising prices.  Our target customers generally have remained employed during the downturn, however, we believe many deferred their home buying decisions because of concerns over the direction of the economy and concerns over the direction of home prices.  As customer confidence continues to improve, we believe that pent-up demand will continue to be released which will continue to drive our expected profitability going forward.  We continue to believe that the medium and long-term futures for us and the homebuilding industry are bright.  As demonstrated below, household formations are projected to rise in the next ten years. This increase in households should generate demand for additional housing.

John Cash
July 12, 2013

[

A key indicator of demand is housing starts.  According to the U.S. Census Bureau, during the period 2008 through 2011, total housing starts averaged approximately 660,000 per year.  Projections of housing starts in 2012 from analysts called for 760,000 starts, reflecting 25% growth over 2011.

      Source: U.S. Census Bureau

John Cash
July 12, 2013

Interest Rate Environment

As noted above, low interest rates have been one of the drivers of increased housing demand over the past several years and favorable rates are expected to continue driving demand for the foreseeable future.  Even as interest rates begin to increase, we believe this can spur additional demand (as evidenced by our experience through previous downturns), as people who had previously been deferring their home buying decision will purchase a home to capitalize on lower rates.

Expectations of Profitability

Standard Pacific was founded in 1965 and since then we have developed a strong track record of profitability.  As noted above, the Company is in a cumulative income position of approximately $49.4 million for the three-year period ending December 31, 2012.  We expect to (and our projections support) continue generating this level of income going forward.  Additionally, as previously noted, the losses in 2007 through 2011 were primarily attributable to impairments, write-offs, severance costs and debt restructurings which totaled $2.3 billion resulting from the worst downturn since the Great Depression.  Excluding these unusual items, pre-tax income would have been $108 million during those five years.  Since the beginning of fiscal year 2011, our impairments have moderated significantly.  We incurred impairments of only $13 million for the year ended December 31, 2011 and none in 2012.

A primary contributor to our improved financial performance was an increase in revenues due to the increase in the number of homes we delivered.  The increase in 2012 revenues and deliveries was primarily due to a 64% increase in homes in backlog at December 31, 2011 as compared to December 31, 2010.  We continued to see significant sales growth in fiscal 2012.  As noted above, our backlog at the end of fiscal 2012 was approximately 1,400 homes, which represents an increase of approximately 106% from the end of fiscal 2011.

The Company’s monthly sales absorption rate per community was approximately 2.2 for fiscal 2012.  Our sales rate peaked in 2004 at 5.8 homes per community per month, averaged 3.2 over the past 20 years and 3.1 over the past 10 years.  In our long term projections, we do not anticipate getting back to our 20 year average sales rate until 2016.

The Company prepares a Financial Projection which covers the periods from 2013 through 2017 (see supplemental material provided to the Staff under separate cover).  As reflected in the projections, our pretax income projection for 2013 is projected to be greater than our 2012 pre-tax income and grows through 2017.  Our Financial Projection is based, in part, on new home sales to recover to the long-term trend, and gradually rise from 360,000 in 2012 to 900,000 in 2017.  As demonstrated below, our industry has historically experienced 20% to 30% annual growth rates over a three to five year period after a significant drop in new home sales.

John Cash
July 12, 2013

[

Based on this Financial Projection, our pretax income for the period of 2013 through 2017 would easily cover the full amount of our gross deferred tax assets of approximately $1.3 billion.  If new home sales were to reach 440,000 in 2013 (56% of the trailing 20 year average) and remain flat for the next 20 years, our pretax income over that period would also easily cover the full amount of our gross DTA of approximately $1.3 billion.  In addition, even if new home sales and our profitability were to remain at the levels achieved in 2012 (as noted above the 4th worst year on record for new home sales) we would be able to utilize the full amount of our DTA.

Analyst Expectations

Wall Street analysts are extremely bullish on Standard Pacific Homes in 2013 and all signs at December 31, 2012 indicated that they believed in a housing recovery beyond that. The housing market has shown continuing signs of a recovery as most builders’ quarterly results reflect tremendous year-over-year order growth. The investment community in general remains upbeat on Standard Pacific Homes.  The table below compares our fiscal 2012 results to analyst projections for fiscal 2013.

John Cash
July 12, 2013

Other Positive Evidence

We have also considered the other examples of positive evidence mentioned in ASC 740-10-30-22.  We note that:

a.	Year-end backlog is the highest it has been since the end of fiscal 2006, and has been consistently increasing over the past several years.
b.	We are projecting a significant increase in taxable income in 2013, increasing through 2017.
c.
While we incurred pre-tax book losses from 2007-2011, as noted previously these losses were driven primarily by significant impairments and write-offs of land, options, inventory, goodwill and joint ventures, which we consider infrequent in nature.  Within our 47 years of operations, neither we, nor anyone in the industry, have ever experienced impairments of the significance as we did during this timeframe (2007-2011), nor would we expect to going forward.  Excluding the impairment charges, pre-tax income would have been $108 million during those five years.  The impairment charges recognized during those years were generally a result of buying land at the height of the market in 2004, 2005, and 2006.  We bought little to no land in 2007 and 2008.  When we did begin to buy land in 2009 and subsequently, it was based on depressed pricing and paces at the time without assumptions about improvement.

John Cash
July 12, 2013

Sources of Taxable Income

Next, we considered the sources of income discussed in ASC 740.  There are four possible sources of income to utilize NOLs:  1) Taxable income in the prior carryback periods (currently we have no available NOL carrybacks), 2) Future taxable reversals (book/tax differences generated by book impairments and to a lesser extent capitalized interest will reverse as the related homes are delivered in the normal course of business), 3) Tax planning strategies (we do not have any tax planning strategies in place that would impact our NOLs), and 4) Future income (see supplemental information provided to the Staff under separate cover related to our expectations as to future profitability).

DTA Valuation Allowance – Section 382

As of December 31, 2012, approximately $12 million of our DTA valuation allowance remained for Section 382 unrealized built-in losses related to homes that we were projecting to sell prior to June 27, 2013 which were in excess of the annual limitation.  As it turns out, for the homes that were delivered prior to June 27, 2013, we did not realize built-in losses in excess of the annual limitation and accordingly plan to reverse the remaining $12 million of our DTA valuation allowance related to Section 382 unrealized built-in losses in our 2013 second quarter financial statements.

DTA Valuation Allowance – State Income Taxes

As of December 31, 2012, approximately $11 million of our DTA valuation allowance remained related to state net operating losses and deductible temporary differences.  For each of our states, based on the evidence noted above, we concluded that there was overwhelming positive evidence supporting the reversal of the entire valuation allowance on our DTA related to state income taxes.  However, because Arizona has a five year NOL carryforward period and does not allow NOLs to be carried back five years, we maintained a full valuation allowance against our Arizona NOLs.

John Cash
July 12, 2013

DTA Conclusion

Based on (i) the negative and positive factors described above and (ii) the income we expect to generate in future years, we concluded that the positive evidence clearly outweighed the limited negative evidence, and accordingly, we reversed substantially all of the valuation allowance on our DTA as of December 31, 2012.

2.           Please provide us with copies of your detailed forecast information and key assumptions you relied on in your 2012 tax valuation allowance determination.  To the extent you applied a sensitivity analysis to your assumptions, please provide us with the details of your sensitivity analysis.  Given your significant Section 382 limitations and your history of losing built-in loss deductions, it may also be helpful to provide us with an analysis of the expected timing of your ability to use your deferred tax assets in light of any potential limitations.

Standard Pacific Response:

Please see the supplemental material we have provided to the Staff under separate cover.  The supplemental material contains the detailed forecast information and the sensitivity analysis that was applied to our assumptions.   As for the Section 382 limitation, we note that the limitation expired with respect to $100 million of our deferred tax asset on June 27, 2013.  We anticipate utilizing the $148 million portion of our deferred tax asset that remains subject to an annual limitation of $15.6 million through fiscal year 2032.  Please see our supplemental material for more detailed information.

3.	Please also provide us with copies of the historical forecast information you used to make your 2011, 2010 and 2009 tax valuation allowance determinations.

Standard Pacific Response:

Following our review of ASC 740, available interpretations of ASC 740, and a discussion of ASC 740 with our auditors, we determined that for as long as the Company was in a three year cumulative loss position the Company would be unable to reverse our deferred tax asset valuation allowance.  The Company was in a three year cumulative loss position in 2009, 2010 and 2011 so our analysis did not extend beyond this threshold issue for these periods.

John Cash
July 12, 2013

4.	Please tell us what consideration you gave to the following in your tax valuation allowance determination:

Standard Pacific Response:  Please also see our response to Item 1 above under the heading “Unsettled Circumstances--Macroeconomic Conditions” for a detailed discussion of the consideration we gave to the foregoing items in our tax valuation allowance determination.

•	The recent tax increases in the State of California and the impact that may have on potential buyers in your largest market.

The chart provided on page 10 highlights the current affordability environment of the housing industry.  Tax rates are one of many factors which impact the affordability equation of housing.  It was our determination that the affordability equation provided for significant headroom before reaching its historical equilibrium.  Based on the NAR housing affordability index, it was estimated that home prices could appreciate approximately 40% in order to reach historical average affordability (source:  National Association of Realtors, FBR Research).

•	The current level of existing home inventories in the foreclosure pipeline and owned by banks.

The chart provided on page 11 highlights the velocity of new and existing homes available for sale.  The foreclosure pipeline and homes owned by banks impacts the current and future supply of homes for sale in a market, however, we note that the median foreclosure sales price in 2012 was well below $150,000 (source: Realty Trac).  With an average sales price in 2012 of $362,000, our homes generally do not compete directly with foreclosures.  We also noted that the percentage of mortgages in the foreclosure process as of November 2012 was 3.51%, down from a peak of 4.30% in October 2011 and that the percentage of mortgages 90+ days delinquent had dropped to 3.15% in November 2012 from a peak of 5.36% in February 2010 (source:  LPS Applied Analytics, Zelman & Associates analysis).

•	The potential for reduced Federal Reserve bond buying activity and the resulting impacts, including potentially higher mortgage rates.

The chart provided on page 10 highlights the current affordability environment of the housing industry.  Mortgage rates are one of many factors which impact the affordability equation of housing.  As discussed above, it was our determination that the affordability equation provided for significant headroom before reaching its historical equilibrium.

We note you site the reduced unemployment rate as a factor you considered in your tax valuation allowance determination.  Please tell us what consideration you gave to the reduced labor participation rate, which also impacted the decline in the unemployment rate.

John Cash
July 12, 2013

The chart provided on page 11 highlights the velocity of new and existing homes available for sale.  Employment is a key element to demand for housing.  While the unemployment rate is the headline gauge of employment, we tend to focus on the nominal amount of employed people versus just looking at the employment rate.  Our focus on the nominal amount of employed people is not impacted by the labor participation rate.  When evaluating various housing markets, we consider the current employment figures and how the current employment figures compare to the peak employment figures by market.  Under the premise that employment is an important contributor to your ability to own a home, markets that are at or near peak employment should generally exhibit higher demand for new homes.  We also consider employment to permit ratios and noted that the employment to permit ratios have been tracking well below historical norms indicating that excess inventory is being absorbed and the health of the housing market is improving.

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It appears the average FICO credit rating of your buyers is in excess of 740.  Given current loan underwriting standards, it appears to us your population of potential home buyers may be more limited compared to prior years.  Please tell us your assumptions regarding the population of potential buyers and your expectations regarding future underwriting standards.

It is our belief that underwriting standards have become too stringent and we are hopeful that they will loosen.  Nevertheless, our financial forecasts did not contemplate a change from the strict underwriting standards in place.

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In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Cash
July 12, 2013

If you have any questions, please do not hesitate to contact me at (949) 789-1655.

Very truly yours,
STANDARD PACIFIC CORP.

/s/ JEFF J. MCCALL

Jeff J. McCall
Chief Financial Officer